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                              August 27, 2021

       Joth Ricci
       Chief Executive Officer and President
       Dutch Bros Inc.
       110 SW 4th Street
       Grants Pass, Oregon 97526

                                                        Re: Dutch Bros Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 20,
2021
                                                            File No. 333-258988

       Dear Mr. Ricci:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2021 letter.

       Registration Statement on Form S-1 Filed August 20, 2021

       Use of Proceeds, page 83

   1. Please disclose the reason you are using a portion of the offering proceeds to purchase
                                                        Class A common units
from the Continuing Members and shares of Class D common
                                                        stock from the Pre-IPO
Blocker Holders.To the extent this repurchase has any impact on the overall offering,
such as the number of shares to be offered, please disclose those as well.
 Joth Ricci
FirstName
Dutch BrosLastNameJoth   Ricci
            Inc.
Comapany
August  27, NameDutch
            2021       Bros Inc.
August
Page 2 27, 2021 Page 2
FirstName LastName
Description of Capital Stock
Anti-Takeover Provisions
Election of Directors, page 178

2. We note your disclosure that the Class C and Class D holders will have the right to designate directors, but elsewhere in your filing, including the prospectus summary, you only reference the Class C holder's designation rights. Please revise for consistency and also clarify whether the Class C and Class D holders will designate directors together, or whether they will separately designate directors.
       You may contact Tatanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Alan Hambelton, Esq.